UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

        As previously reported, on February 2, 2006 Attunity received a Nasdaq staff determination letter indicating that it had failed to comply with the minimum $10,000,000 stockholders’ equity requirement for continued listing on the Nasdaq National Market. Also as previously reported, Attunity announced that it had developed a plan to return promptly to compliance with the stockholders’ equity requirement. One of the announced alternatives to return to compliance was the exercise of outstanding warrants by certain of Attunity’s investors (the “Investors Group”).

        In March 2006, the company received a commitment from the Investors Group to take all reasonable necessary actions (such as the exercise of warrants owned by them or a purchase of shares) to the extent required for Attunity to meet the minimum $10,000,000 stockholders’ equity requirement for continued listing on the Nasdaq National Market through December 31, 2006.

        Accordingly, in April, 2006, certain of Attunity’s investors exercised warrants to purchase shares of Attunity’s common stock and consequently as of the date of this report, Attunity believes that it has regained compliance with the stockholders’ equity requirement.

        Nasdaq will continue to monitor Attunity’s ongoing compliance with the stockholders’ equity requirement, and if Attunity’s Form 6-K for its fiscal quarter ending June 30, 2006 does not evidence compliance with the requirement, Attunity may be subject to delisting from the Nasdaq National Market. Attunity anticipates that it will be in compliance with the stockholders’ equity requirement as of that date.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD BY: /S/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: April 24, 2006